Exhibit 99.2

Disclaimers and Other Important Information General Information This presentation (the "Presentation") about SOLOWIN HOLDINGS (NASDAQ: AXG) (the "Company," "AXG," or "Solowin") is dated as of August 2026. It is information in a summary form and does not purport to be complete. The data contained herein is derived from internal records and publicly available sources. This Presentation is provided for informational purposes only and does not constitute either advice or a recommendation regarding any securities of the Company. No person has been authorized to give any information or make any representations other than those contained in this Presentation and, if given and/or made, such information or representations must not be relied upon as having been so authorized. The contents of this Presentation are not to be construed as legal, financial or tax advice. This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities of AXG in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any investment decision should be based solely on the information contained in the Company's official SEC filings and offering documents. This Presentation is subject to material updating, revision and further amendment, and is qualified entirely by reference to the Company's publicly disclosed information, including the Company's most recent Annual Report on Form 20-F as well as its other reports filed or furnished from time to time with the U.S. Securities and Exchange Commission (the "SEC"), which are available for review at www.sec.gov. Forward-Looking Statements This Presentation contains "forward-looking statements" that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Presentation, including statements regarding the Company's future results of operations and financial position, strategy and plans, product development and commercialization, partnerships, regulatory approvals, and expectations for future operations, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company has attempted to identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," or "will" or the negative of these terms or other comparable terminology. The Company's actual results may differ materially from those discussed herein, or implied by, these forward-looking statements. Any forward-looking statements contained in this Presentation are only estimates or predictions of future events based on information currently available to the Company's management and management'' current beliefs about the potential outcome of future events. Whether these future events will occur as management anticipates, whether the Company will achieve its business objectives, and whether its revenues, operating results, or financial condition will improve in future periods are subject to numerous risks. The Company undertakes no obligation to publicly update or revise any forward-looking statements, other than as required by applicable law. Industry and Market Data Industry and market data used in this Presentation has been obtained from publicly available government and third-party industry publications and sources, including without limitation reports from Citi, Finastra, Forbes and Standard Chartered. The Company has not independently verified the data obtained from these sources and cannot assure you of the data's accuracy or completeness. This data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market or industry data. Projections and forecasts contained in third-party sources cited herein do not represent the Company's addressable market or expected revenue. You are cautioned not to give undue weight to such industry and market data. Non-Standard Operating Metrics This Presentation contains operating metrics, including Total Payment Volume, Total Value Tokenized, Assets under Administration, and Total Trading Volume of Stablecoins and Fiat Currencies. These metrics are operating indicators and are not measures of revenue, profitability or financial condition. Payment volume and trading volume do not represent revenue; assets under administration are not assets owned by the Company; and value tokenized does not represent the market value, liquidity or future performance of the underlying assets. These metrics are not directly comparable across reporting entities and do not assure that the Company will achieve scale and profitability of its products and platforms. There are a significant number of factors that could cause actual results to differ materially from statements made in this Presentation, including: ● the Company's limited operating history in its new Digital Asset Tokens and AI Tokens business lines and the early-stage nature of its stablecoin, RWA tokenization, and AI infrastructure businesses; ● the Company's stablecoin issuance, treasury and payment businesses are subject to rapidly evolving and fragmented regulation in multiple jurisdictions, and any failure to obtain or maintain required licenses could require the Company to curtail or cease material portions of its business; ● AXCOIN and any other stablecoins the Company issues may fail to maintain their intended value or redemption functionality, which could result in customer losses, accelerated redemptions, regulatory scrutiny and reputational harm; ● tokenized real-world assets issued, distributed or serviced through the Company's platforms may be treated as securities or other regulated instruments, which could subject the Company to significant regulatory, liability and operational risks; ● the market for tokenized real-world assets remains nascent, and limited adoption, liquidity, interoperability or legal enforceability could materially limit the growth of the Company's FERION platform; ● the Company's AI infrastructure, AI model aggregation and AI agent governance businesses are subject to emerging regulation and significant technology, operational and reputational risks; ● the Company derived a substantial portion of revenue from a small number of key clients; ● the Company's strategy depends in part on partnerships, pilots, memoranda of understanding and third-party distribution arrangements that may not result in binding agreements, commercial adoption or material revenue; ● the Company faces significant competition from established financial institutions, payment networks, stablecoin issuers, digital asset platforms, AI infrastructure providers and other technology companies, many of which have greater resources; ● the Company's increased focus on cross-border stablecoin payments and digital asset services heightens exposure to anti-money laundering, sanctions, fraud, terrorist financing and capital flow compliance risks; ● the Company's platforms rely on smart contracts, public blockchains, cross-chain infrastructure, digital wallets and private-key management, which may be vulnerable to exploits, failures or disruptions beyond the Company's control; ● the Company's business depends on the continued efforts of its senior management and key executives, and the loss of key personnel could severely disrupt its operations; ● a substantial portion of the Company's operations are in Hong Kong, and PRC legal, regulatory and political risks may affect its operations; ● the integration of AlloyX and other acquired or newly formed businesses may be more difficult, costly or time-consuming than expected, and we may fail to realize the anticipated benefits of these transactions; and other risks including, but not limited to, those discussed or referred to in the Company's disclosure documents filed with the SEC, including the "Risk Factors" section of the Company's most recent Annual Report on Form 20-F, as well as in its other reports filed or furnished with the SEC. You should read these factors and the other cautionary statements made in this Presentation. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, the Company's actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements included in this Presentation are made as of the date of this Presentation and AXG undertakes no obligation to publicly update or revise any forward-looking statements, other than as required by applicable law. 2

Mobilizing Tokens 24/7 SOLOWIN HOLDINGS (NASDAQ: AXG) is a leading global regulated financial technology company that bridges traditional finance with the digital asset and artificial intelligence ("AI") economies. Tracing an operating history to 2016 through our Hong Kong subsidiary Solomon JFZ, we combine blockchain and artificial intelligence technologies to operate a fully compliant, dual-token digital economy platform. Guided by our mission, "Mobilizing Tokens 24/7," we focus on tokenisation and operate two core business pillars: Digital Asset Tokens and AI Tokens. Our offerings, delivered principally through our subsidiaries — including Solomon JFZ, Solomon Wealth, AlloyX Group, Kovar, and AX Coin Bahrain — span regulated stablecoin issuance and payments, asset tokenisation, securities trading and asset management, and AI-powered enterprise services. 3

Financial Results Total Payment Volume2 reached $226mn 1. Market Cap. as of 7/31/2026 2. FY2026 ended 3/31/2026, as reported in SEC filings 3. As of 3/31/2026, as reported in SEC filings Launched 10 RWA projects; Total Value Tokenised2 of $52mn AI Token Router Stablecoin issuance License from the Central Bank of Bahrain Key Highlights $565mn Market Cap1 $28mn Revenue2 895% YoY Revenue Growth2 Operational Metrics $848.8mn (347% YoY) Asset under Administration3 $1.04bn (395% YoY) Total Trading Volume of Stablecoins and Fiat Currencies2 Platform Partnerships 4

Solomon JFZ founded Note: Timeline not drawn to scale Launched AI infrastructure and first Tokenthon Jan 2025 Sep 2025 Oct 2025 Jan 2026 Feb 2026 Mar 2026 2023 2016 2019 Jun 2026 Secured Bahrain full stablecoin issuance license Obtained HKSFC Type 1,4,9 licenses VA uplifted HK SFC licenses, completed Nasdaq IPO AlloyX raised seed round from Solowin Solowin acquisition of AlloyX Stock ticker symbol changed to AXG First Bahrain principle-approv ed stablecoin issuer Tokenisation service platform launched Ten Year Evolvement 5 AI

Digital Asset Tokens AI Tokens VA Uplifted HK Investment Bank Stablecoin Issuance and Agentic Payment AI Cloud, AI Agent, and AI Token Router RWA Tokenisation AI-Driven Wealth Management Global Stablecoin Treasury Management AXG Business Pillars 6

STABLECOIN ADOPTION CURVE⁴ 14.2 x Upside $28B $167B $138B $130B $204B $282B $1.9T $4.0T 2020 2021 2022 2023 2024 2025 2030F 2030F Source: ¹ Finastra, 2025 · ² Forbes, 2026 · ³ Standard Chartered, 2025 · ⁴ Citi, 2026 $250T+ Global cross-border payments volume Projected annual volume by 2027 ¹ $33T+ Stablecoin settlement volume Forecast for 2026 2 $6T+ Islamic finance market size 0% stablecoin penetration 3 BASE CASE BULL CASE 7 AX Coin: Stablecoin Opportunity

AXG

FROM DESERT TO DIGITAL

100 Year Journey From BHD To AXBHD

1920
BANKING
First modern commercial bank in the Gulf

1965
CURRENCY
Bahraini Dinar launched

1973
REGULATION
Bahrain Monetary Agency established

1979
ISLAMIC FINANCE
Offshore banking and Islamic finance hub

2017
FINTECH
GCC's first FinTech sandbox

2025
STABLECOINS
CBB stablecoin issuance framework

2026
AXCOIN
AXUSD AXBHD
First and only licensed stablecoin issuer by CBB

SHARIA APPROVAL

On July 5th 2026, AX Coin received the world's first Sharia compliant stablecoin.

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9 AX COIN THE BAHRAIN STABLECOIN

● Type 1+ (Securities Dealing): Global securities trading/distribution; VA trading, distribution, and crypto on/off-ramp services. ● Type 4+ (Securities Advisory): Stock recommendations, market analysis, and VA/structured product advisory. ● Type 6 (Corporate Finance Advisory): IPO underwriting, international placements, and investment banking services. ● Type 9+ (Asset Management): Fund management, discretionary accounts, and 100% VA portfolio management Key Achievements ● First Spot BTC/ETH ETF dealer in Hong Kong ● #1 in Hong Kong for client BTC/ETH/SOL holdings via ChinaAMC Bitcoin ETF 10+ Global Securities Markets Covered 10,000+ Tradable assetst Network of 200+ family offices 50+ M&A & Investment Banking Projects Led/Participated 30+ ● Provide Crypto Custody with Standard Chartered Bank ● Launched Asia's first approved structured BTC option Multiple Market Firsts in Virtual Assets Significant Growth in Traditional Finance Solomon JFZ: Virtual Asset Uplifted HK Investment Bank 10

Receive Pay In Pay Out Send Convert Smart Routing for Stablecoin/Fiat Exchange Store ● Multiple Stablecoins ● Cross-Chain Management ● Tokenised Deposit ● API Connection Service Earn Yield Spend Virtual/Physical Cards AX ONE: Global Stablecoin Treasury Management 11

10 assets tokenised with total value exceeding $50 million Asset Categories Three-Step Tokenisation Process Why Choose Ferion Money Market Fund Physical Gold Carbon Credits Private Credit Mining Finance Bond New Energy Pulic and Private Equities Life Science Submit Asset for Compliance Review Define Tokenisation Parameters & KYC Due Diligence Mint & Deploy Operational Efficiency Regulatory Framework Transparent Governance Enterprise-grade Security Ferion: One-Stop Tokenisation Platform 12

Leveraging the AI R&D strength of AXG, enabling global institutions to enjoy token services at lower costs and with greater convenience Kovar Router Global Universal AI Token Routing Kovar Cloud Enterprise-grade Secure Cloud Services Kovar KYA Agent Identity and Compliance Engine Core Technical Architecture: Kovar Cloud Foundation → Kovar Router Native Direct-Connect Scheduling → Kovar KYA Agent Governance Ecosystem Partners: Beosin · CertiK · AWS · Tencent Kovar: AI Infrastructure 13

Intelligence, orchestration & decision quality Institutional products & differentiated investment across Institutional digital asset infrastructure Faster Time to market Superior Capabilities Stronger Trust & Security Wider Reach & Distribution AI & Intelligence Layer Financial Capabilities Layer Digital Assets AgentX: Intelligent Wealth for Agentic Era 14

AGENPAY – Trillion Dollar Opportunity

AXCOIN

Human - - → **AX Coin** ← - - **AI Agents**

Human use AX Coin to place orders, then AI agents execute

AI agents use AX Coin to transact automatically

AGENTIC PAYMENT INFRASTRUCTURE:
AX Coin Adoption + Know-Your-Agent Compliance

$50B+
Agentic payment market by 2030[1]

30%
Operating cost reduction[2]

80%
Firms emphasize AI risk management[3]

[1] Grand View Research, 2025 · [2] Gartner, 2026 · [3] Deloitte, 2026


AXG AGENPAY scventures
签约仪式 Signing Ceremony
香港 Hong Kong 2026.04.22
Alexandre Deschâtres
渣打银行 SC Ventures
香港及大中华、北亚区负责人

POWERED BY TRUST BUILT FOR SCALE

Central Bank of Bahrain · scventures by Standard Chartered · Google · benefit

AI-powered travel and ticket payment orchestration

AI-driven cross-border B2B payment automation

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Our Team



Peter Lok

Co-founder

Mr. Lok has served as Solowin's Chief Executive Officer since March 2025 and the Chairman of the Board of Solowin since November 2022.

Mr. Lok previously served as Solowin's director from July 2021 to June 2022 and Solomon JFZ's director since January 2019. He has been the fund director of Solomon Capital Fund SPC since March 2019, overseeing the operation of the SPC Fund and reviewing and evaluating the performance of the fund.

Mr. Lok has 20+ years of experience in broker dealers, investment banking and digital assets.

SOLOMON



Dr. Thomas Zhu

Co-founder

Dr. Thomas Zhu holds a Doctorate in FinTech Degree from The Hong Kong Polytechnic University and is President of the Asia Blockchain Policy Institute.

Previously, Dr. Zhu worked as Executive Director within Goldman Sachs' Securities Division. At ChinaAMC (HK), as Responsible Officer, Head of Digital Assets and Head of Family Office Business, he led the launch of Asia's first and largest BTC & ETH spot ETFs, and Asia's first regulator-approved retail tokenised fund of scale.

Dr. Zhu sits on HK Cyberport's Entrepreneurship Committee Advisory Group. He is lead author of world's first Chinese-language book on RWA tokenisation, published by China's Ministry of Finance Publishing House; its English version is released by top academic publisher Springer Nature.

Goldman Sachs 華夏基金(香港) ChinaAMC(HK) 數碼港 Cyberport

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Our Team



James Xia
Head of AX One
35+ Years of experience in banking and payment management. Participated in issuing China's first dual-currency credit card.



Xavier George
Head of AX Coin
25+ Years of experience in stablecoins, digital assets, digital banking &cross-border payments. Former Head of Global Stablecoin Payments at Yellow Card.



Monica Yao
Director & Head of Solomon Wealth
15 years in investment banking, corporate finance, and private equity.



Frank Chen
Head of Kovar
10+ Years in fintech and AI. Launched AXG's AI router service and led data intelligence services at Alibaba and Apple.



Jes Guo
Head of Ferion
15+ Years TradFi experience (insurance AM, brokerages, banks) + 5 Years in digital asset research.



Lily Liu
Group CFO
15+ Years of experience in financial strategy, reporting, and capital operations



Saud Al Heddi
Head of Strategy
7+ years in Strategy & Execution. Former Assistant Undersecretary; launched global first e-cheque system.



Rony Dethose
Head of Risk
11+ years in Banking, Risk & Fintech (ME & India). Former Enterprise Risk and Fraud Manager at Travelex (Middle East & Turkey).



Ali Ahmed Alsada
Head of Infosec
7+ years in Cybersecurity & SecOps (Bahrain). Former SOC Analyst at National Cyber Security Center.



Curtis Au
Head of Legal
8+ years in Business & Strategic Development. Former HKSTP Senior Manager; former Wallex Country Head for Greater China.



Yunes Abdulkarim
Head of Reserve
9+ years in FinTech & Banking. Former Ottu Payment Consultant; launched SaaS payment services across GCC.



Tim Yang
Head of Quant
5+ years in quant digital asset management & blockchain research PhD in Computer Science from CUHK

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Key Financials FY2026 ended 3/31/2026, as reported in SEC filings 18

19 Contact Us: ir@solowin.io Website: www.AlloyX.com LinkedIn: AXG (Solowin Holdings) Mobilizing Tokens 24/7